SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Myogen, Inc.

(Name of Subject Company (Issuer))

Mustang Merger Sub, Inc. (Offeror)

Gilead Sciences, Inc. (Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

62856E104

(CUSIP Number of Class of Securities)

Gregg Alton

Senior Vice President and General Counsel

Gilead Sciences, Inc.

333 Lakeside Drive,

Foster City, California 94404

Tel: (650) 574-3000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Richard E. Climan, Esq.

David A. Lipkin, Esq.

Cooley Godward Kronish LLP

Five Palo Alto Square

3000 El Camino Real

Palo Alto, CA 94306-2155

Tel: (650) 843-5000

Fax: (650) 849-7400

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

☒	Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Gilead to Acquire Myogen

(Announced October 2, 2006)

Safe Harbor Disclaimer

This presentation contains “forward-looking” information (within the meaning of the Private Securities Litigation Reform Act of 1995) that involves substantial risk and uncertainty. Actual results may differ materially based on a variety of factors, particularly those relating to the development and marketing of pharmaceutical products as described in the “Risk Factors” section of Gilead’s SEC reports, including the report on Form 10-K for the year ended December 31, 2005.

Safe Harbor Disclaimer (cont’d)

This is neither an offer to purchase nor a solicitation of an offer to sell Myogen shares. The tender offer will only be made through an offer to purchase, letter of transmittal and related tender offer materials. At the time the expected tender offer is commenced, Gilead will file these tender offer materials with the Securities and Exchange Commission and Myogen will file a solicitation/ recommendation statement with respect to the offer. The tender offer materials and the solicitation/recommendation statement will contain important information. Stockholders are urged to read this information carefully before making any decisions about the tender offer. The tender offer materials, certain other offer materials, and the solicitation/recommendation statement will be sent free of charge to all stockholders of Myogen.

Gilead 2006 Highlights

First half 2006 revenues of $1.38 billion $3.3 billion in total cash as of June 30, 2006* U.S. filing and approval of Atripla

– First one pill, once daily antiretroviral regimen

Acquisition of Raylo (Edmonton, Alberta, Canada)

– Provides manufacturing site to support scale-up and commercial manufacturing of our growing product pipeline (GS 9137, GS 9132)

Acquisition of Corus (Seattle, WA)

– Provides a near-term product opportunity with aztreonam lysine for cystic fibrosis

– Establishes a center of pulmonology expertise

*Does not include the impact of either the Corus acquisition (closed 8/4/06) or Raylo acquisition (anticipated to close in Q406)

Vision for Myogen

Near-term and long-term revenue potential

Strengthens focus on products for pulmonary diseases

Adds key employees and expertise

Why Myogen?

Ambrisentan provides significant near-term and long-term revenue potential

– Anticipated Q406 NDA filing

– Has the profile to become the endothelin receptor antagonist of choice for pulmonary hypertension

2005 ERA market $480 million (Tracleer)

total global market for PAH $900 million (2005)

– Potential for expansion into other indications

Further strengthens Gilead’s focus on small molecules for pulmonary disease

– Synergy with Corus/aztreonam lysine for cystic fibrosis

leverage R&D expertise in respiratory disorders for new product formulations

– Targeted sales forces focused on specialty pulmonologists

– Additional respiratory licensing and M&A opportunities

Myogen Expands Gilead’s Respiratory Franchise

Current Gilead

Anti-infectives

HIV

Hepatitis

Antifungals

Gilead Vision: 2007 and Beyond

Expand Pulmonary Franchise

Respiratory Therapies $26 Billion Market

Anti-infectives for Respiratory Diseases

Pulmonary Arterial Hypertension

($900 Million+ Market)

Corus: Inhaled Antibiotics for CF

Myogen: Endothelin Receptor Antagonist for PAH

Transaction Overview

Cash tender offer at $52.50 per share

Transaction value of $2,477 M(1)

Tender offer expected to close within Q406

– Subject to minimum tender requirement and Hart-Scott-Rodino (antitrust) clearance

(1)	Based on basic shares outstanding and exercisable options “in the money” (Treasury).

Myogen’s Product Pipeline

Product Class Clinical Indication(s) Stage Partnerships

Flolan® IV prostacyclin Pulmonary arterial hypertension Marketed ($3.75—4.5 M in 2006E*) 3-year U.S. distribution rights from GSK

Ambrisentan Endothelin receptor antagonist Pulmonary arterial hypertension Phase III completed GSK commercialization rights ex-U.S.; Licensed from Abbott

Darusentan Endothelin receptor antagonist Resistant hypertension Phase III Licensed from Abbott

Cardiac Hypertrophic Signaling Novel targets including HDAC inhibitors Heart failure Discovery Novartis – discovery/development partnership with co- promotion/profit sharing option by Myogen

*Guidance provided by Myogen on Q206 earnings release; recognize Flolan revenue net of the transfer price from GSK and specialty pharmacy distribution costs

PAH Facts and Figures

Pulmonary arterial hypertension (PAH)

– Rare disease, typically progressive and fatal, characterized by complex, non-specific signs and symptoms and difficult to detect in early stages untreated median survival ~ 2.8 years from diagnosis

Prevalence/incidence

– PAH afflicts approximately 200,000-250,000 patients worldwide affects between 50,000-100,000* Americans with ~5,000 newly diagnosed cases reported annually

Demographics

– PAH occurs twice as frequently in females as in males and tends to be diagnosed between the ages of 20 and 50

– Limited existing therapies (ERA, PDE-5 inhibitors, prostacyclin analogs)

– Concentrated physician base (120 U.S. specialist centers)

Source(s): Decision Resources, Cardium, Pulmonary Hypertension, 2005 (prevalence data from DR primary market research/MD survey * Pfizer estimate

Ambrisentan: Best in Class Potential

Pivotal Phase III studies complete (ARIES I and II)

Clinical studies to date have demonstrated:

– Similar efficacy as Tracleer (Actelion)

– Better safety profile (significantly less liver toxicity) and fewer drug-drug interactions (coumadin, sildenafil)

– High potency and bioavailability allowing low doses for therapeutic effect

– Multiple dose options

– Once daily dosing

On track for Q406 U.S. NDA filing

– Designated orphan drug status

Darusentan:

Candidate for Resistant Hypertension

Resistant hypertension

– Defined as uncontrolled blood pressure while on appropriate three-drug+ regimen

– ~ 7 million drug-treated hypertensive patients on 3+ drug regimens (ACE inhibitor, ARBs, beta blockers, calcium channel blockers, diuretics)

Estimated 2—3 million U.S. patients (30—40%) are resistant or uncontrolled

Currently in Phase III studies in resistant hypertension

– Positive Phase IIb results

– Phase III initiated

Myogen Personnel to Support Clinical Programs

Currently ~160 Myogen employees at site in Westminster, CO (near Denver)

Maintain Westminster site as an R&D center

Analyses underway to evaluate synergies

Ambrisentan U.S. Launch Plans

Myogen currently has a total sales team of 17 promoting Flolan Grow sales team to 75-100 by the time of ambrisentan launch (by year-end 2007) Commercial organization to report into EVP Commercial (Kevin Young) and be run out of California-based headquarters

Impact on Gilead’s P&L

REVENUES

Contribution from 2 additional marketed products

– Flolan (minimal impact)

– Ambrisentan U.S. in 2007

– GSK Royalty (Ambrisentan EU) in 2008

EXPENSES

Sales & Marketing

Increased spend to launch ambrisentan in the U.S.

Clinical Development

Increased clinical spend

Discovery Research

Increased discovery spend

– Minimal due to Novartis collaboration

G&A

Maintain site

Rationalization of overlapping positions and functions

Gilead’s Pipeline:

Potential for Multiple Product Launches through 2011

2007

2008

2009

2010

2011

Ambrisentan—PAH (U.S.)

Atripla—HIV (EU)

Aztreonam lysine—CF (U.S.) GS 9137—HIV (U.S.) Tenofovir DF—HBV (U.S.) Ambrisentan—PAH (EU)

Tenofovir DF—HBV (EU) Aztreonam lysine—CF (EU) GS 9137—HIV (EU)

Why Myogen?

Ambrisentan provides significant near-term and long-term revenue potential

– Anticipated Q406 NDA filing

– Has the profile to become the endothelin receptor antagonist of choice for pulmonary hypertension

2005 ERA market $480 million (Tracleer)

total global market for PAH $900 million (2005)

– Potential for expansion into other indications

Further strengthens Gilead’s focus on small molecules for pulmonary disease

– Synergy with Corus/aztreonam lysine for cystic fibrosis

leverage R&D expertise in respiratory disorders for new product formulations

– Targeted sales forces focused on specialty pulmonologists

– Additional respiratory licensing and M&A opportunities